SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






        Ryanair Responds to Latest Abusive Attempt by Air France to Block

                             Competition in France

Ryanair, Europe's largest low fares airline, today (Tuesday, 13th June 2006) announced that it has filed a further complaint to the European Commission on Air France's latest attempt to block competition from low fares airlines in France. Last month, Ryanair announced that it would base 2 new aircraft at Marseille Airport, which will serve 13 routes and deliver almost 1 million additional passengers annually to the airport, which equates to a EUR100 million in savings to French consumers and visitors to France off the high fares of Air France. However, Air France announced today that it had filed an action in the French Conseille d'Etat against Marseille Airport in an attempt to block Ryanair's use of this new low cost terminal - despite the fact that the tariff for using this facility is published and has been agreed by the French Civil Aviation Authority.

Commenting today on this latest abuse by Air France, Ryanair's Head of Regulatory Affairs, Jim Callaghan, said:

        "This is the latest in a long line of abuses by Air France to protect their strangle-hold on the French market:

 1. Air France succeeded in blocking competition from Ryanair on the London to Strasbourg route. The result has been predictable, Air France is again ripping off consumers with EUR800 return fares and passenger numbers have plummeted from 20,000 per month to just over 2,000.

 2. Air France also blocked competition from easyJet in Bale-Mulhouse by again resorting to the local courts.

 3. Now Air France is trying to prevent Ryanair from using lower cost facilities in Marseille Provence Airport, which were offered to Air France but were rejected.

        "Ryanair has therefore today submitted a further complaint to the European Commission against Air France on the basis of an abuse of dominance under the European competition rules. In no other European member state does the national airline hold such a dominant position and engage in such abusive practices in order to block competition.

        "Last month, Ryanair filed a complaint to the European Commission regarding approximately EUR1 billion worth of state aid that Air France has received from the French Government in the form of subsidised domestic landing and passenger fees. This illegal state aid has enabled Air France to dominate the French market and force smaller competitors off the market.

        "If Jean-Cyrille Spinetta is truly concerned about "equality", then he should:

 1. have accepted Marseille Airport's offer of lower cost, efficient facilities instead of abusing the French Court system to prevent competition.

 2. stop ripping off French consumers and start charging the same fares as Ryanair.

 3. start paying the same landing fees on domestic traffic as Ryanair has to pay on international flights instead of receiving illegal subsidies from the French Government.

        "We are calling on the European Commission to put an end to Air France's abusive practices in the French market and to promote competition from low fares airlines, which have been successful in bringing low fares, competition and choice to every other European Member State, except France!"

  Ends.                                               Tuesday, 13th June 2006

  For reference:
  Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants

  Tel: +353-1-8121228                  Tel: +353-4980300

  Editor's Note:

  Ryanair has announced 13 routes to commence from Marseille Airport in November 2006 - Brussels Charleroi; Eindhoven; Karlsruhe Baden;
  Frankfurt Hahn; London Stansted; Rome Ciampino; Dublin; Glasgow
  Prestwick; Porto; Fez (Morocco); Marracech (Morocco); Oujda (Morocco); and Oslo Torp.


                             SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 June 2006                 By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director